SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 20)

PEOPLESOFT, INC.

(Name of Subject Company)

PEOPLESOFT, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

Craig Conway
President and Chief Executive Officer
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Douglas D. Smith, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Purpose of Amendment

     The purpose of this amendment is to amend and supplement Items 4, 6 and 8 in the Solicitation/Recommendation Statement on Schedule
14D-9 previously filed by PeopleSoft, Inc. (“PeopleSoft” or the “Company”) on June 12, 2003 and subsequently amended, and to add additional exhibits to Item 9 and amend the exhibit index accordingly.

Item 4. The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as follows:

Employee Correspondence

     On February 25, 2004, Kevin T. Parker, the Chief Financial Officer of PeopleSoft, sent an e-mail to the Company’s employees regarding the anticipated Oracle proxy contest. A copy of this e-mail is attached as exhibit (a)(77) to this Schedule 14D-9 and is incorporated herein by this reference.

     On February 27, 2004, Mr. Parker sent an e-mail to the Company’s employees regarding the status of the Oracle tender offer and in particular the commencement of the antitrust lawsuit by the Department of Justice and seven states, described below. A copy of this e-mail is attached as exhibit (a)(78) to this Schedule 14D-9 and is incorporated herein by this reference.

Investor Presentations

      PeopleSoft produced a set of materials for use in presentations to investors in connection with the anticipated Oracle proxy contest. A copy of these materials is attached as exhibit (a)(79) to this Schedule 14D-9 and is incorporated herein by this reference.

Item 6. Interest in Securities of the Subject Company

     Item 6 is hereby amended and supplemented as follows:

     Except as described below and except as disclosed in the Schedule 14D-9 previously filed by the Company, as subsequently amended, no transactions with respect to the Common Stock of the Company have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

			Number Shares
	Date of	Nature of	of Common
Name	Transaction	Transaction	Stock	Purchase/Sale Price
David A. Duffield	2/11/04	Disposition(1)	25,000	$21.24
David A. Duffield	2/18/04	Disposition(1)	25,000	$22.27
David A. Duffield	2/25/04	Disposition(1)	25,000	$22.31
David A. Duffield	3/3/04	Disposition(1)	25,000	$20.96

(1) Pursuant to Rule 10b5-1(c) trading plan, providing for automatic transactions upon establishment of a written contract, plan or instructions under conditions specified in the Rule.

Item 8. Additional Information

     Antitrust Developments

     On February 10, 2004, the Company announced that the staff of the Antitrust Division of the Department of Justice recommended that the Department file suit to enjoin Oracle Corporation’s proposed acquisition of the Company. A copy of the press release is attached as exhibit (a)(80) to this Schedule 14D-9 and is incorporated herein by this reference.

     On February 13, 2004, the European Commission announced that the four-month “clock” of the second stage of its investigation has been restarted and that the provisional deadline by which the European Commission must decide whether it will challenge Oracle Corporation’s proposed acquisition of the Company is May 11, 2004.

     Antitrust Lawsuit

     On February 26, 2004, the United States Department of Justice and the Attorneys General of Hawaii, Maryland, Massachusetts, Minnesota, New York, North Dakota, and Texas filed an antitrust lawsuit in U.S. District Court in San Francisco to enjoin Oracle’s attempt to acquire PeopleSoft. The Department said that if the merger were allowed to proceed, it would eliminate competition between two of the nation’s leading providers of human resource and financial management enterprise software applications, resulting in higher prices, less innovation and fewer choices for the businesses, government agencies, and other organizations that depend on this type of software.

     “We believe this transaction is anticompetitive-pure and simple,” said R. Hewitt Pate, Assistant Attorney General in charge of the Department’s Antitrust Division. “Under any traditional merger analysis this deal substantially lessens competition in an important market. Blocking this deal protects competition that benefits major businesses, as well as government agencies that depend on competition to get the best value for taxpayers’ dollars.” Mr. Pate further said “[l]arge companies, institutions, organizations and government entities depend on competition to provide and maintain enterprise software that is critical to their efficient and cost-effective day-to-day operations. This lawsuit seeks to ensure that there will continue to be vigorous competition in this important industry.”

     A copy of the Department of Justice’s press release announcing the lawsuit is attached as exhibit (a)(81) to this Schedule 14D-9 and a copy of PeopleSoft’s press release commenting on the Department of Justice’s announcement is attached as exhibit (a)(82) to this Schedule 14D-9, both of which releases are incorporated herein by this reference. On February 26, 2004, Oracle announced that it intends to defend against this lawsuit.

     Proxy Contest Developments

     On February 26, 2004, in the wake of the announcement that the Department of Justice and seven states were filing suit to enjoin Oracle’s attempt to acquire PeopleSoft, Oracle announced that it was withdrawing its slate of director nominees for election at PeopleSoft’s 2004 Annual Meeting of Stockholders (the “Annual Meeting”) and would not be soliciting proxies for use at the Annual Meeting. Oracle also announced that it was extending the expiration of its tender offer to Midnight New York City time on June 25, 2004. In Amendment No. 53 to its Scheduled TO filed February 27, 2004, Oracle confirmed that it was withdrawing its nomination of five individuals for election to PeopleSoft’s Board of Directors at the Annual Meeting, that it was withdrawing its stockholder proposal to amend PeopleSoft’s Bylaws, and that it would not be filing a definitive proxy statement or soliciting proxies for use at the Annual Meeting.

     Equity Incentive Plans

     On February 15, 2004, after consultation with one of its stockholders, PeopleSoft decided to further reduce the annual refresh rate of its Amended And Restated 1989 Stock Plan to (i) the lesser of 20 million shares or 2% of its outstanding common stock annually, effective January 1, 2006, and (ii) the lesser of 20 million shares or 1% of its outstanding common stock annually, effective January 1, 2008. Effective January 1, 2005, the Company will tie vesting of 50% of new equity awards granted to the Company’s CEO and the four other most highly compensated officers to performance based metrics that will be established by the Compensation Committee.

     Court Proceedings

     On February 25, 2004, in connection with PeopleSoft’s pending California lawsuit against Oracle, the California Superior Court for the County of Alameda entered an order overruling Oracle’s demurrer to PeopleSoft’s second amended complaint and an order denying Oracle’s motion to strike portions of PeopleSoft’s second amended complaint. Copies of these orders are attached as exhibits (a)(83) and (a)(84) respectively to this Schedule 14D-9 and are incorporated herein by this reference.

     Customer Assurance Program

     In response to Oracle’s public statements about its intent to discontinue PeopleSoft’s products, and to minimize a potential loss of business during Oracle tender offer (the “Oracle Offer”), PeopleSoft implemented a customer assurance program. The customer assurance program incorporates a contingent change in control provision in PeopleSoft’s standard perpetual licensing arrangement. That provision provides customers who purchase application licenses with financial protection in certain circumstances, as described below. That financial protection is in the form of a payment generally equal to two to five times the total arrangement fees. The multiple increases as the arrangement fees increase.

     PeopleSoft implemented the initial version of the customer assurance program in June 2003, and has used four different versions of the program. Under all versions of the customer assurance program, customers retain rights to the licensed products whether or not the customer assurance program’s payments are triggered. No customer is entitled to a refund of arrangement fees previously paid under the customer’s contract with PeopleSoft, but the customer would be entitled to a payment under the customer assurance program if all of the conditions stated below for the respective versions are met.

     The customer assurance program has no current financial statement impact on PeopleSoft. A contingent liability may be recognized in the financial statements of PeopleSoft or its acquirer upon or after the consummation of a transaction that satisfies the acquisition criteria set forth in the specific terms of the applicable version of the customer assurance program, and if the amount due were probable and reasonably estimable. However, the determination of the timing of recognition and amount of any such contingent liability would be dependent upon the acquirer’s plans, assumptions and estimations. The terms of the customer assurance program require an acquisition by an entity other than PeopleSoft; therefore no action taken unilaterally by PeopleSoft would, by itself, result in the recognition of a contingent liability.

     The table below sets forth for each version of the customer assurance program the dates during which such version was implemented in customer contracts and the potential maximum payments, as of December 31, 2003, under the contracts containing language from each such version. Following the table is a description of the material terms of each version of the program. With respect to each version, some variations exist in the specific language used in contracts, but such language generally incorporates the material terms of the applicable version, as described below. As of December 31, 2003, the aggregate maximum potential amount of future liability under the customer assurance program was approximately $1.56 billion.

	Dates Offered	Amount of Maximum
Version	to Customers*	Potential Liability
Version One	6/03/2003 to 9/12/2003	$669.9 million
Version Two	9/12/2003 to 9/30/2003	$170.2 million
Version Three	9/30/2003 to 11/7/2003	$39.5 million
Version Four	11/18/2003 to present	$680.5 million

	Total Amount of Maximum Potential Liability:	$1.56 billion

*	Some contracts originally submitted to customers prior to these end dates were executed following such dates.

     Version One

     Generally under Version One, a payment will be paid provided that the following events occur:

•	within one year from the contract effective date, an entity acquires or merges with PeopleSoft, and PeopleSoft is not the surviving entity, and

•	within two years from the contract effective date, the acquiring company;

•	announces its intention to discontinue, or discontinues, support services before the end of the normal support term as defined by PeopleSoft’s standard policies,

•	announces its intention to discontinue licensing PeopleSoft’s products to new customers, or

•	announces its intention to not provide updates or new releases for supportable products; and

•	the customer requests the payment in writing before December 31, 2005, and is, at the time of the request, and has been a continuous, compliant subscriber to support services and has timely paid all amounts owed under the customer’s agreement with PeopleSoft.

     Version Two

     Generally under Version Two, a payment will be paid provided that the following events occur:

•	within two years from the contract effective date, PeopleSoft is acquired by an entity not owned or controlled by or under the control of PeopleSoft, and

•	within four years from the contract effective date, the acquiring company announces its intention:

•	to discontinue, or discontinues, support services before the end of the normal support term as defined by PeopleSoft’s standard policies or materially reduces the level of support services from the level provided by PeopleSoft prior to the acquisition, or

•	to discontinue licensing PeopleSoft’s products to new customers or certain existing customers, or

•	to reduce, or materially reduces, the amount of money spent to develop updates for the supportable modules or provide support services below the level spent by PeopleSoft in the 12 months preceding the acquisition, or

•	to delay, or delays, the timing of release of updates or new releases for the products or to reduce the extent and quality of such updates and new releases, compared to the timing, extent and quality of updates and new releases delivered in the release cycle prior to the acquisition, or

•	to reduce or limit, or reduces or limits, the ability of the supportable modules to integrate or operate with third party products such as databases, software, products, and technologies; and

•	the customer requests the payment in writing by June 30, 2008, and is, at the time of the request, and has been a continuous, compliant subscriber to support services and no amounts are owed under the customer’s agreement with PeopleSoft.

     For purposes of Version Two, the term “acquired” means (a) any person becomes the direct or indirect owner of more than 51% of PeopleSoft’s outstanding stock, (b) there is a change in the composition of the board of directors during a two-year period, such that less than a majority of the directors are either directors who were directors as of the date of the applicable contract or who were elected or nominated by a majority of incumbent directors, (c) the consummation of a merger of PeopleSoft unless stockholders prior to the merger hold at least 55% of the stock of the combined company, or (d) the sale of all or substantially all of PeopleSoft’s assets.

     PeopleSoft entered into contracts containing the terms of Version Two with 175 customers. Subsequent to entering into these contracts, PeopleSoft sent approximately 144 of the customers a letter clarifying that PeopleSoft would not be deemed acquired under the terms of Version Two as a result of a board composition change unless PeopleSoft were acquired after such change. PeopleSoft did not send such a letter to approximately 31 of such customers.

     Oracle has asserted that under Version Two of the customer assurance program a customer potentially could assert that a change in a majority of PeopleSoft’s board of directors, as described in Version Two (a “board composition change”), would, by itself, constitute an acquisition of PeopleSoft as that term is used in Version Two. Based upon all of the language of Version Two, PeopleSoft does not believe that such an interpretation is correct. However, if a board composition change were to occur prior to the expiration of Version Two, and if customers were to assert successfully that such board composition change, by itself, constituted an acquisition of PeopleSoft under Version Two, and if an entity not owned or controlled by or under the control of PeopleSoft (the acquiring entity) were to announce its intention to discontinue, reduce, delay or limit products or services as specified under the terms of Version Two, PeopleSoft could have a maximum potential liability of approximately $170.2 million. If there were a contested election of directors, stockholders of PeopleSoft should be aware of that possibility when electing directors of PeopleSoft who are not nominated by PeopleSoft’s current board of directors, despite PeopleSoft’s belief that this interpretation of Version Two is incorrect. On February 26, 2004, Oracle announced that it was withdrawing its director nominations and stockholders proposals for the PeopleSoft 2004 Annual Meeting of Stockholders which, if all of Oracle’s director nominees were elected and its stockholder proposals were passed, would have caused a board composition change.

     If a board composition change were to occur, it is possible that the newly elected board might refrain from taking certain actions it might otherwise decide to take relating to products and services, if it believed that such actions could be deemed to be taken by an acquiring entity and could trigger the product support, update and related criteria under the terms of Version Two and result in a potential liability to PeopleSoft. However, given PeopleSoft’s overall commitment to developing and supporting its products and services, which is essential to the continuing vitality of PeopleSoft’s business, PeopleSoft believes that it is unlikely that a newly elected board would take such actions in any event or that PeopleSoft would incur such liability.

     If an entity not owned or controlled by or under the control of PeopleSoft acquires a majority of PeopleSoft’s common stock and PeopleSoft remains a stand-alone entity continuing to publish its own standalone financial statements, it is possible that, under the terms of Version Two, a customer could assert that PeopleSoft would be obligated to make payments upon the occurrence of one of the required product or service support events described above.

     Version Three

     The terms of Version Three are virtually identical to Version Two, except that language was added to clarify that a change in the composition of the board by itself is not sufficient to be deemed an acquisition of PeopleSoft under the terms of the customer assurance program – there has to be both a change in the board and PeopleSoft has to be acquired. Version Three also changed from “money spent” to “resources allocated” the criteria to determine reduction of support for updates and services.

     Version Four

     Generally under Version Four, a payment will be paid provided that the following events occur:

•	within two years from the contract effective date, PeopleSoft is acquired by an entity not owned or controlled by or under the control of PeopleSoft, and

•	within four years from the contract effective date, the company that results from an acquisition:

•	discontinues or materially reduces support services before the end of the normal support term as defined by PeopleSoft’s standard policies, or

•	discontinues licensing PeopleSoft’s products to new or existing customers, or

•	discontinues providing updates for the supportable modules; provided that licensing for specific products may be discontinued and updates do not have to be provided if that product does not operate substantially as warranted or third party technology required for the operation of the product is no longer commercially available; and

•	the customer requests the payment in writing by June 30, 2008, and is, at the time of the request, and has been a continuous, compliant subscriber to support services and no amounts are owed under the customer’s agreement with PeopleSoft.

     For purposes of Version Four, the term “acquired” generally is identical to Versions Two and Three except there is no provision regarding a change in the composition of the board of directors.

     The Company is currently making the terms of Version Four of the customer assurance program available until the earlier of the date that Oracle terminates its tender offer or March 31, 2004.

     PeopleSoft’s Board of Directors believes that the customer assurance program gives new and existing customers assurance that their investments in PeopleSoft products and services will be protected. This is reflected in customers’ continued purchases of products and services from PeopleSoft and, the Board believes ultimately preserves and enhances stockholder value. The Board also believes that the customer assurance program, and its beneficial effects on PeopleSoft’s ability to sell to new and existing customers, may increase the amount of consideration that a potential acquirer would be willing to pay for PeopleSoft. Nevertheless, it is possible that a potential acquirer of PeopleSoft would intend to discontinue, reduce, delay or limit products or services of PeopleSoft in a manner that would trigger payments under the customer assurance program or incur additional costs in continuing such products and services in order to avoid making such payments, and such costs might limit the total amount of consideration that the potential acquirer would be willing to pay for PeopleSoft.

     On or about March 3, 2004, the Company sent the letter attached as exhibit (a)(85) to this Schedule 14D-9 to PeopleSoft stockholders of record as of the close of business on February 10, 2004, the record date for the Annual Meeting.

Item 9. Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press release issued by PeopleSoft on June 12, 2003 (1)
(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003) (1)
(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders (2)
(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (3)
(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing) (3)
(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing) (4)
(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (4)
(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (4)
(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(17)	Press release issued by the Connecticut Attorney General’s Office (4)
(a)(18)	Press release issued by PeopleSoft on June 20, 2003 (4)
(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)

(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing) (6)
(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing) (6)
(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing) (6)
(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing) (6)
(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing) (6)
(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing) (7)
(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing) (7)
(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing) (7)
(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (7)
(a)(49)	Press release issued by PeopleSoft on August 29, 2003 (9)
(a)(50)	Press release issued by PeopleSoft on September 4, 2003 (9)
(a)(51)	Unredacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (9)
(a)(52)	Transcript of PeopleSoft Analyst Day conference held by PeopleSoft on September 4, 2003 (9)
(a)(53)	PeopleSoft Analyst Day Power Point presentation materials (9)
(a)(54)	PeopleSoft Analyst Day reconciliation of Non-GAAP to GAAP financial measures (9)

(a)(55)	Excerpts from transcript of conference call held by PeopleSoft on October 23, 2003 (10)
(a)(56)	Order entered by the Superior Court of California, County of Alameda (11)
(a)(57)	Press release issued by PeopleSoft on November 17, 2003 (12)
(a)(58)	Press release issued by PeopleSoft on December 2, 2003 (13)
(a)(59)	Second Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (14)
(a)(60)	Text of background information provided to PeopleSoft sales force to respond to customer inquiries following Oracle statements of November 24, 2003 (15)
(a)(61)	Press release issued by PeopleSoft on December 19, 2003 (16)
(a)(62)	Press release issued by PeopleSoft on January 12, 2004 (16)
(a)(63)	E-mail sent to PeopleSoft employees (17)
(a)(64)	Letter to the Wall Street Journal dated January 22, 2004 (17)
(a)(65)	Press release issued by PeopleSoft on January 24, 2004 (17)
(a)(66)	Press release issued by PeopleSoft on January 30, 2004 (17)
(a)(67)	Excerpts from transcript of conference call held by PeopleSoft on January 29, 2004 (17)
(a)(68)	Order entered by the Superior Court of California, County of Alameda (17)
(a)(69)	Oracle and Pepper Acquisition Corp. Notice of Demurrer and Demurrer (17)
(a)(70)	Oracle and Pepper Acquisition Corp. Notice of Motion to Strike and Motion to Strike (17)
(a)(71)	Advertisement placed by PeopleSoft on February 3, 2004 (17)
(a)(72)	Press release issued by PeopleSoft on February 4, 2004 (18)
(a)(73)	Message sent to PeopleSoft employees (18)
(a)(74)	Press release issued by PeopleSoft on February 9, 2004 (19)
(a)(75)	Letter to employees dated February 9, 2004 (19)
(a)(76)	Letter to customers dated February 9, 2004 (19)
(a)(77)	E-mail sent to PeopleSoft employees on February 25, 2004
(a)(78)	E-mail sent to PeopleSoft employees on February 27, 2004
(a)(79)	Investor presentation materials
(a)(80)	Press release issued by PeopleSoft on February 10, 2004
(a)(81)	Press release issued by U.S. Department of Justice on February 26, 2004
(a)(82)	Press release issued by PeopleSoft on February 26, 2004
(a)(83)	Order entered by the Superior Court of California, County of Alameda, overruling Defendants’ Demurrer to Plaintiffs’ Second Amended Complaint
(a)(84)	Order entered by the Superior Court of California, County of Alameda, denying Defendants’ Motion to Strike Portions of Plaintiffs’ Second Amended Complaint
(a)(85)	Letter to stockholders dated March 3, 2004
(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders (1)
(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999) (1)
(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001) (1)
(e)(4)	Executive Severance Policy – Executive Vice Presidents, effective as of January 1, 2003 (8)
(e)(5)	Executive Severance Policy – Senior Vice Presidents, effective as of January 1, 2003 (8)
(e)(6)	Terms of Customer Assurance Program (revised) (10)
(e)(6)(i)	Terms of Customer Assurance Program (replacement version) + (11)
(e)(7)	Form of letter sent to customers (11)
(e)(8)	Terms of Customer Assurance Program (11)
(e)(9)	Amendment No. 1 to the Bylaws of PeopleSoft (11)
(e)(10)	Terms of Customer Assurance Program (extension term) (12)
(e)(11)	Employment Agreement, dated January 30, 2004, by and between Craig Conway and PeopleSoft, Inc. (17)

(1)	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

(2)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

(3)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

(4)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

(5)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

(6)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.

(7)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 6 to Schedule 14D-9 filed with the SEC August 14, 2003.

(8)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 7 to Schedule 14D-9 filed with the SEC August 22, 2003.

(9)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 8 to Schedule 14D-9 filed with the SEC September 11, 2003.

(10)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 9 to Schedule 14D-9 filed with the SEC October 27, 2003.

+	This exhibit replaces and supersedes exhibit (e)(6), which previously was filed in error.

(11)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 11 to Schedule 14D-9 filed with the SEC November 17, 2003.

(12)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 12 to Schedule 14D-9 filed with the SEC November 19, 2003.

(13)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 13 to Schedule 14D-9 filed with the SEC December 5, 2003.

(14)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 14 to Schedule 14D-9 filed with the SEC December 15, 2003.

(15)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 15 to Schedule 14D-9 filed with the SEC December 19, 2003.

(16)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 16 to Schedule 14D-9 filed with the SEC January 13, 2004.

(17)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 17 to Schedule 14D-9 filed with the SEC February 3, 2004.

(18)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 18 to Schedule 14D-9 filed with the SEC February 4, 2004.

(19)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 19 to Schedule 14D-9 filed with the SEC February 9, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

	By:	/s/ KEVIN T. PARKER

Kevin T. Parker Executive Vice President Finance and Administration, Chief Financial Officer (Principal Financial and Accounting Officer)

Date: March 4, 2004

Exhibit No.	Document

(a)(1)	Press release issued by PeopleSoft on June 12, 2003 (1)
(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003) (1)
(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders (2)
(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (3)
(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing) (3)
(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing) (4)
(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (4)
(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing) (4)
(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing) (4)
(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing) (4)
(a)(17)	Press release issued by the Connecticut Attorney General’s Office (4)
(a)(18)	Press release issued by PeopleSoft on June 20, 2003 (4)
(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing) (5)
(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25,

2003 425 filing) (5)
(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing) (5)
(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing) (5)
(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing) (5)
(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing) (5)
(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing) (6)
(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing) (6)
(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing) (6)
(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing) (6)
(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing) (6)
(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing) (6)
(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing) (6)
(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing) (7)
(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing) (7)
(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing) (7)
(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (7)
(a)(49)	Press release issued by PeopleSoft on August 29, 2003 (9)
(a)(50)	Press release issued by PeopleSoft on September 4, 2003 (9)
(a)(51)	Unredacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (9)
(a)(52)	Transcript of PeopleSoft Analyst Day conference held by PeopleSoft on September 4, 2003 (9)
(a)(53)	PeopleSoft Analyst Day Power Point presentation materials (9)
(a)(54)	PeopleSoft Analyst Day reconciliation of Non-GAAP to GAAP financial measures (9)
(a)(55)	Excerpts from transcript of conference call held by PeopleSoft on October 23, 2003 (10)

(a)(56)	Order entered by the Superior Court of California, County of Alameda (11)
(a)(57)	Press release issued by PeopleSoft on November 17, 2003 (12)
(a)(58)	Press release issued by PeopleSoft on December 2, 2003 (13)
(a)(59)	Second Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda (14)
(a)(60)	Text of background information provided to PeopleSoft sales force to respond to customer inquiries following Oracle statements of November 24, 2003 (15)
(a)(61)	Press release issued by PeopleSoft on December 19, 2003 (16)
(a)(62)	Press release issued by PeopleSoft on January 12, 2004 (16)
(a)(63)	E-mail sent to PeopleSoft employees (17)
(a)(64)	Letter to the Wall Street Journal dated January 22, 2004 (17)
(a)(65)	Press release issued by PeopleSoft on January 24, 2004 (17)
(a)(66)	Press release issued by PeopleSoft on January 30, 2004 (17)
(a)(67)	Excerpts from transcript of conference call held by PeopleSoft on January 29, 2004 (17)
(a)(68)	Order entered by the Superior Court of California, County of Alameda (17)
(a)(69)	Oracle and Pepper Acquisition Corp. Notice of Demurrer and Demurrer (17)
(a)(70)	Oracle and Pepper Acquisition Corp. Notice of Motion to Strike and Motion to Strike (17)
(a)(71)	Advertisement placed by PeopleSoft on February 3, 2004 (17)
(a)(72)	Press release issued by PeopleSoft on February 4, 2004 (18)
(a)(73)	Message sent to PeopleSoft employees (18)
(a)(74)	Press release issued by PeopleSoft on February 9, 2004 (19)
(a)(75)	Letter to employees dated February 9, 2004 (19)
(a)(76)	Letter to customers dated February 9, 2004 (19)
(a)(77)	E-mail sent to PeopleSoft employees on February 25, 2004
(a)(78)	E-mail sent to PeopleSoft employees on February 27, 2004
(a)(79)	Investor presentation materials
(a)(80)	Press release issued by PeopleSoft on February 10, 2004
(a)(81)	Press release issued by U.S. Department of Justice on February 26, 2004
(a)(82)	Press release issued by PeopleSoft on February 26, 2004
(a)(83)	Order entered by the Superior Court of California, County of Alameda, overruling Defendants’ Demurrer to Plaintiffs’ Second Amended Complaint
(a)(84)	Order entered by the Superior Court of California, County of Alameda, denying Defendants’ Motion to Strike Portions of Plaintiffs’ Second Amended Complaint
(a)(85)	Letter to stockholders dated March 3, 2004
(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders (1)
(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999) (1)
(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001) (1)
(e)(4)	Executive Severance Policy – Executive Vice Presidents, effective as of January 1, 2003 (8)
(e)(5)	Executive Severance Policy – Senior Vice Presidents, effective as of January 1, 2003 (8)
(e)(6)	Terms of Customer Assurance Program (revised) (10)
(e)(6)(i)	Terms of Customer Assurance Program (replacement version) + (11)
(e)(7)	Form of letter sent to customers (11)
(e)(8)	Terms of Customer Assurance Program (11)
(e)(9)	Amendment No. 1 to the Bylaws of PeopleSoft (11)
(e)(10)	Terms of Customer Assurance Program (extension term) (12)
(e)(11)	Employment Agreement, dated January 30, 2004, by and between Craig Conway and PeopleSoft, Inc. (17)

(1)	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

(2)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

(3)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

(4)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

(5)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

(6)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.

(7)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 6 to Schedule 14D-9 filed with the SEC August 14, 2003.

(8)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 7 to Schedule 14D-9 filed with the SEC August 22, 2003.

(9)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 8 to Schedule 14D-9 filed with the SEC September 11, 2003.

(10)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 9 to Schedule 14D-9 filed with the SEC October 27, 2003.

+	This exhibit replaces and supersedes exhibit (e)(6), which previously was filed in error.

(11)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 11 to Schedule 14D-9 filed with the SEC November 17, 2003.

(12)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 12 to Schedule 14D-9 filed with the SEC November 19, 2003.

(13)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 13 to Schedule 14D-9 filed with the

SEC December 5, 2003.

(14)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 14 to Schedule 14D-9 filed with the SEC December 15, 2003.

(15)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 15 to Schedule 14D-9 filed with the SEC December 19, 2003.

(16)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 16 to Schedule 14D-9 filed with the SEC January 13, 2004.

(17)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 17 to Schedule 14D-9 filed with the SEC February 3, 2004.

(18)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 18 to Schedule 14D-9 filed with the SEC February 4, 2004.

(19)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 19 to Schedule 14D-9 filed with the SEC February 9, 2004.